Exhibit 99.1
Canadian Solar Announces Preliminary Unaudited Results for its
Second Quarter 2008 Ended June 30, 2008
Jiangsu, China, July 14, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today announced preliminary unaudited financial results for the second quarter ended June 30, 2008.
Preliminary net revenues for the second quarter 2008 are expected to range from $210 to $214 million, compared to the forecasted range of $185 to $190 million. The preliminary net revenue includes approximately $6 million of silicon and other sales.
The gross profit is expected to be in the range of $33 to $35 million. During the quarter, the company shipped approximately 47MW of solar module products, including about 2.2MW of UMG e-Modules and a small amount of tolling business.
As a result of the induced conversion of $74 million of our 6.0% convertible senior notes due 2017 on June 27 2008, the Company recognized a one-time, non-cash charge of approximately $10 million equal to the fair value of the common shares and other consideration transferred in the transaction in excess of the fair value of common shares issuable pursuant to the original conversion terms. However, this one-time, non-cash charge is more than offset by the interest cost savings the Company will realize through early conversion of the notes.
Dr. Shawn Qu, CEO of CSI, remarked, “We are very pleased with the Company’s performance in the second quarter. It is a testament to the hard work and dedication of our employees as well as a confirmation that demand for both our regular and e-Module products remains very strong. We have already achieved nearly $400 million in revenue in the first half of 2008 and remain on track to meet or exceed our full-year revenue guidance of $750 to $870 million, based on solar module shipments of 230-260MW.”
Based on market forecasts, customer orders and supply contracts, CSI reiterates its full-year 2009 forecast and expects to deliver 500-550MW of solar modules including both its high-efficiency regular module products and lower-cost e-Modules.
Second quarter preliminary results are subject to change following the completion of the Company’s normal quarter-end review process. A news release announcing the official second quarter 2008 results will be disseminated on August 13, 2008 before the NASDAQ stock market opens.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8 p.m. (in Jiangsu) on Wednesday, August 13, 2008 or 8 a.m. (in New York) on Wednesday, August 13, 2008 to discuss the second quarter results.

The call may be accessed by dialing: +1-866-383-8008 (domestic) or +1-617-597-5341 (international). The passcode is 55405119. A live webcast of the conference call will be available on Canadian Solar’s website at http://www.csisolar.com. A replay of the call will be available starting one hour after the call and continuing until 10:00 p.m. on Wednesday, August 20, 2008 (in Jiangsu) or 10:00 a.m. on Wednesday, August 10, 2008 (in New York) at http://www.csisolar.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is: 61245887.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Contacts:

In Jiangsu, P.R. China Alex Taylor, IR Director Canadian Solar Inc. Phone: +86-512-6690-8088 ir@csisolar.com	In the U.S. John Robertson The Ruth Group Phone: +1-646-536-7024 jrobertson@theruthgroup.com
Safe Harbor/Forward-Looking Statements for Canadian Solar
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 3, 2008. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.